SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 2)*

NaturalNano, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

63901A105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Long Term Growth IV, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

80,683

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

80,683

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,683

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%.

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

80,683

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

80,683

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,683

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%.

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

80,683

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

80,683

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,683

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%.

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:

NaturalNano, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

763 Linden Ave.
Rochester, New York 14625

Item 2(a).	Name of Persons Filing:

Platinum Long Term Growth IV, LLC
Platinum Management (NY) LLC
Mark Nordlicht

Item 2(b).	Address of Principal Business Office or, if None, Residence:

250 West 55th Street, 14th Floor
New York, NY 10019

Item 2(c).	Citizenship:

Platinum Long Term Growth IV, LLC - State of Delaware
Platinum Management (NY) LLC - State of Delaware
Mark Nordlicht – United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

63901A105

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                      Ownership.

For each of Platinum Long Term Growth IV, LLC, Platinum Management (NY) LLC and Mark Nordlicht:

As of the close of business on December 31, 2014,

(a)	Amount beneficially owned: 80,683 shares of Common Stock

(b)	Percent of Class: Less than 1%.

(c)	Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote of Common Stock: 0

 (ii)           Shared power to vote or to direct the vote of Common Stock: 80,683

(iii)           Sole power to dispose or to direct the disposition of Common Stock: 0

(iv)           Shared power to dispose or to direct the disposition of Common Stock: 80,683

The ownership calculation was based on 627,473,866 shares of Common Stock outstanding as of November 14, 2014 as reported on the Issuer’s quarterly report filed on Form 10-Q with the Securities and Exchange Commission on November 14, 2014.

The shares of Common Stock reported in this Schedule 13G are held by Platinum Long Term Growth IV, LLC.  Platinum Management (NY) LLC is the investment manager of Platinum Long Term Growth IV, LLC.  Mr. Nordlicht is the Chief Investment Officer of Platinum Management (NY) LLC and has voting and investment control of the shares of Common Stock held by Platinum Long Term Growth IV, LLC.  Each of Platinum Management (NY) LLC and Mr. Nordlicht expressly disclaims beneficial ownership of the shares of Common Stock held by Platinum Long Term Growth IV, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. See attached Joint Filing Agreement

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2015

Platinum Long Term Growth IV, LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title: Chief Financal Officer

Platinum Management (NY) LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title: Chief Financal Officer

/s/ MARK NORDLICHT
Mark Nordlicht

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of NaturalNano, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 17, 2015

Platinum Long Term Growth IV, LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title: Chief Financal Officer

Platinum Management (NY) LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title: Chief Financal Officer

/s/ MARK NORDLICHT
Mark Nordlicht